

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 7, 2014

Via E-mail
Jon Isaac
President and Chief Executive Officer
LiveDeal, Inc.
325 E. Warm Springs Road, Suite 120
Las Vegas, NV 89119

> **Re: LiveDeal, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 14, 2014**
> **File No. 333-193971**

Dear Mr. Isaac:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your Statement of Cash Flows on page 5 of your Form 10-Q for the three months ended December 31, 2013 indicates that you have "[a]ccrued and unpaid dividends". Please tell us how you comply with I.A.5(a) of Form S-3, which does not permit the use of Form S-3 if there is a failure to pay any dividend or sinking fund installment on preferred stock since the end of your last fiscal year.

2. It appears that you may be relying on General Instruction I.B.6 of Form S-3, which limits the aggregate value sold during the last 12 calendar months to no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates. Given the effective registration statement filed March 20, 2013, including the prospectus supplement filed January 24, 2014, please tell us:

- the aggregate market value of securities you sold under General Instruction I.B.6. during the last 12 calendar months;
- the current market value of the voting and non-voting equity securities held by non-affiliates; and
- the aggregate amount that may be sold under this Form S-3 based on the one-third limitation in General Instruction I.B.6.

Cover Page

3.	If you are relying on General Instruction I.B.6. of Form S-3, please disclose the aggregate market value of your outstanding voting and non-voting common equity and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 month period. Refer to Instruction 7 to General Instruction I.B.6.

4.	Please disclose that you have a currently effective registration statement, including the total unsold amount under the separate filing.

Incorporation Of Certain Documents By Reference, page 20

5.	Please incorporate by reference the Form 10-Q filed February 14, 2014.

Exhibits

6.	Please confirm that you will file "Form of" exhibits 4.4 – 4.8 prior to the effective date, or tell us the basis for any conclusion that those documents are not required to be filed.

Exhibit 5.2

7.	Please remove the limitation on reliance that appears in the second-to-last paragraph of your opinion.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-Mail
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP